INNATRIX INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 and 2019

(Unaudited)

Innatrix, Inc.

Table of Contents

FINANCIAL STATEMENTS

Innatrix Inc

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
PNC Chk (7577)	90,726.56
Total Bank Accounts	**$90,726.56**
Total Current Assets	**$90,726.56**
TOTAL ASSETS	**$90,726.56**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Owner's Investment	1,484,835.69
Retained Earnings	-1,234,607.05
Net Income	-159,502.08
Total Equity	**$90,726.56**
TOTAL LIABILITIES AND EQUITY	**$90,726.56**

Accrual Basis Friday, April 23, 2021 03:59 PM GMT-04:00

Innatrix Inc

Balance Sheet

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Chk (5204)	9,132.58
BOA Chk (5217)	159.43
Total Bank Accounts	**$9,292.01**
Total Current Assets	**$9,292.01**
TOTAL ASSETS	**$9,292.01**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BOA Credit Card (1889)	114.81
Total Credit Cards	**$114.81**
Total Current Liabilities	**$114.81**
Total Liabilities	**$114.81**
Equity	
Owner's Investment	1,243,784.25
Retained Earnings	-928,059.63
Net Income	-306,547.42
Total Equity	**$9,177.20**
TOTAL LIABILITIES AND EQUITY	**$9,292.01**

Accrual Basis Friday, April 23, 2021 04:38 PM GMT-04:00

Innatrix Inc

Profit and Loss

January - December 2020

	TOTAL
Income	
National Science Foundation Grant	199,594.00
NSF I Corps Award	25,000.00
Total Income	**$224,594.00**
GROSS PROFIT	**$224,594.00**
Expenses	
Direct Expenses	
Accounting Services -Direct	3,085.00
Consultants -Direct	15,832.18
Customer Discovery Activities -Direct	500.00
Materials and Supplies -Direct	6,620.25
Payroll Taxes -Direct	8,839.63
Postage -Direct	118.21
Repairs & Maintenance -Direct	805.64
Salaries & Wages -Direct	113,129.21
Total Direct Expenses	**148,930.12**
Indirect Expenses	
Bank Charges & Fees	702.55
Consultants -Indirect	23,250.00
Dues, Subscriptions, Memberships	507.16
Interest Paid	166.28
Office Supplies & Software	1,642.10
Payroll Fees	761.40
Payroll Taxes -Fringe (PTO/Holiday)	556.71
Payroll Taxes -Indirect	1,541.48
Rent & Lease	31,852.60
Salaries & Wages -Fringe (PTO/Holiday)	7,138.81
Salaries & Wages -Indirect	18,915.67
Taxes & Licenses	12.00
Total Indirect Expenses	**87,046.76**
Legal & Professional Services	19,321.50
Machine Parts	17.16
Payroll Expenses	92,260.55
Research & Development	1,388.92
Supplies	829.85
Unallowable Expenses	
Legal -IP	30,282.70
Payroll Taxes -Unallowable	285.57
Salaries & Wages -Unallowable	3,732.95
Total Unallowable Expenses	**34,301.22**
Total Expenses	**$384,096.08**
NET OPERATING INCOME	**$ -159,502.08**
NET INCOME	**$ -159,502.08**

Accrual Basis Friday, April 23, 2021 04:40 PM GMT-04:00

Innatrix Inc

Profit and Loss
January - December 2019

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bookkeeping Expenses	482.50
Direct Expenses	
Postage -Direct	390.02
Total Direct Expenses	**390.02**
EvoStat Parts	20.39
Indirect Expenses	
Bank Charges & Fees	414.00
Dues, Subscriptions, Memberships	520.00
Interest Paid	46.37
Office Supplies & Software	1,195.70
Payroll Fees	1,332.00
Rent & Lease	39,736.52
Total Indirect Expenses	**43,244.59**
Insurance	
Workers Comp	2,165.00
Total Insurance	**2,165.00**
Legal & Professional Services	37,927.00
Machine Parts	921.88
Meals - Local	302.19
Payroll Taxes	11,932.30
Research & Development	1,103.87
Supplies	1,664.15
Travel	1,541.58
Unallowable Expenses	
Advertising & Marketing	17.18
Moving Expenses	1,694.94
Total Unallowable Expenses	**1,712.12**
Uncategorized Expense	0.00
Wages	203,139.83
Total Expenses	**$306,547.42**
NET OPERATING INCOME	**$ -306,547.42**
NET INCOME	**$ -306,547.42**

6

Innatrix Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-159,502.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
BOA Credit Card (1889)	-114.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-114.81**
Net cash provided by operating activities	**$ -159,616.89**
FINANCING ACTIVITIES	
Owner's Investment	241,051.44
Net cash provided by financing activities	**$241,051.44**
NET CASH INCREASE FOR PERIOD	**$81,434.55**
Cash at beginning of period	9,292.01
CASH AT END OF PERIOD	**$90,726.56**

Innatrix Inc

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-306,547.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
BOA Credit Card (1889)	-364.11
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-364.11**
Net cash provided by operating activities	**$ -306,911.53**
FINANCING ACTIVITIES	
Owner's Investment	281,716.00
Net cash provided by financing activities	**$281,716.00**
NET CASH INCREASE FOR PERIOD	**$ -25,195.53**
Cash at beginning of period	34,487.54
CASH AT END OF PERIOD	**$9,292.01**

Innatrix Inc
Stockholders' Equity
As of December 31, 2020

	Total
STOCKHOLDERS' EQUITY	
Owner's Investment	1,484,835.69
Retained Earnings	-1,234,607.05
Net Income	-159,502.08
Total Equity	$ **90,726.56**

Friday, Apr 23, 2021 01:45:23 PM GMT-7 - Accrual Basis

Total Authorized Shares	10,000,000
Option Pool[2]	15%
Shares Reseved for Option Grants	1,500,000

First Nam	Last Name	Role	Position	Shares	Current Ownership	Fully Diluted Ownership		0.0001
Marshall	Edgell	Co-Founder	Founder	969,800	11.41%	9.70%	$	96.98
Peter	Boyd	Co-Founder	VP of Corporate Developmer	200,000	2.35%	2.00%	$	20.00
Nancy	Haigwood	Co-Founder	Scientific Advisor	20,000	0.24%	0.20%	$	2.00
Jiarui	Li	Business development	CEO	6,000,000	70.59%	60.00%	$	600.00
Max	Schulze	Business development	Financial advisor and Partner	170,200	2.00%	1.70%	$	17.02
Shu	Li	Advisor	Business advisor	100,000	1.18%	1.00%	$	10.00
Madison	Frye	Business consultant	Consultant	60,000	0.71%	0.60%		3.0001
Peter	Charles	Researcher	Senior Scientist	10,000	0.12%	0.10%	$	1.00
Laurie	Betts	Researcher	Senior Research Scientist	250,000	2.94%	2.50%		4.0001
Martha	Collier	Researcher	Research Scientist	150,000	1.76%	1.50%	$	15.00
Dawn	Trembath	Engineer	Bioengineer	30,000	0.35%	0.30%	$	3.00
Peter	Reintjes	Engineer	Bioengineer	250,000	2.94%	2.50%		5.0001
George	McDowell	IT	Web Designer	50,000	0.59%	0.50%	$	5.00
Pam	Marrone	Advisor	Business advisor	130,000	1.53%	1.30%		6.0001
John	Newbold	Advisor	Scientific Advisor	10,000	0.12%	0.10%		6.0001
John	Salmeron	Advisor	Business Advisor	100,000	1.18%	1.00%		7.0001
Shares Reserved for Future Grants (see Cell E4)					0.00%	0.00%		9.0001
				8,500,000	100.00%	85.0%		

Marshall basically gets
everything that's left
after shares are
allocated to everyone
else.

Innatrix, Inc.

Notes to Financial Statements

Fiscal Years Ended December 31, 2019 and 2020

1. ORGANIZATION AND PURPOSE

Innatrix, Inc. (the "Company") is an agricultural biotechnology company developing sustainable biological products to control untreatable crop diseases, pests, and weeds. We have received a U.S. patent to protect our key protein evolution technology. We are funded by a NSF SBIR grant, and found our market fit after going through the rigorous NSF I-Corps program.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded when they are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2020, the Company's cash positions include its checking accounts.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and IP costs.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions for certain reported amounts and disclosures. Actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated subsequent events and transactions. No events require recognition in the financial statements or disclosures of the Company according to the requirements of ASC Section 855-10, Subsequent Events.